January 26, 2006

Mail Stop 4561

Alexander James Craven, President
Nova Resources Inc.
102 West One Panorama
18 Fitzwilliam Street
Sheffield, ENGLAND S1 4JQ

> **Re:** **Nova Resources Inc.**
> **Amendment no. 2 to Form SB-2**
> **Filed January 12, 2006**
> **Registration no. 333-125695**

Dear Mr. Craven:

We have reviewed the above amendment and have the following comments in that regard.

<u>Prospectus</u>
<u>Risk Factors, pages 7</u>

1. We refer you to prior comment 2 of our September 14 letter. We are unable to locate the disclosure that any additional financing requirements will be satisfied through the sale of stock or director loans. Further, please include disclosure to the effect that Mr. Craven has the ability to make loans to Nova "through his personal and family funds" here and in Management's Discussion and Analysis.

2. We refer you to comment 3 of our September 14 letter. The risk factor cited in your response is unresponsive to our comment that requests that you disclose that the Tryme prospect may never develop reserves that reach the levels specified in Industry Guide 7 and that funds expended in the effort may never be recovered.

Directors, Executive Officers, Promoters and Control Persons, page 17
Biographical Information, page 17

3. We refer you to prior comment 8 of our September 14 letter. Please explain the employment of an 11/12 year-old by Swiss Financial Services Company, even on the part-time basis described. Further, please more fully disclose the nature of the part-time consulting performed by Mr. Craven for Swiss Financial Services Company from 1995 through 2002.

Description of Business, pages 20-24

4. Discuss who will be overseeing the exploration work on the Tryme property. If, as it appears, it will be Mr. Macdonald, he should be named as the individual overseeing the exploration work.

5. Please include, as disclosure, your supplemental response to our prior comment 10.

6. We refer you to our prior comment 11 of our September 14 letter. The July 15, 2005 geological report prepared by Mr. Macdonald presents its budget in Canadian dollars while the prospectus disclosure appears to set forth the same numbers but in U.S. dollars. Please advise or revise.

Financial Statements
General

7. Provide a current consent in any amendment and update the financial statements in accordance with Item 310(g) of Regulation S-B

Legality Opinion

8. We refer you to our comment 13 of our September 14 letter. Your legality opinion still does not reference Nevada law, your response to the contrary. Please revise. Please also revise it to direct it to the Nova Resources Board and include the file number of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Hugh West, Branch Chief - Accounting at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Batcher, Zarcone, Barker LLP
       4190 Bonita Road, Suite 205
       Bonita, CA 91902
       Facsimile Transmission No. (619) 789-6262